UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[X] Form 10-Q	[ ] Form N-SAR

For Period Ended: December 31, 2014

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS AS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: OAKRIDGE INTERNATIONAL CORPORATION

Address of Principal Executive Office (Street and Number):

7/F,Siu On Centre, 188 Lockhart Road,Wanchai, Hong Kong

Tel: +852 8120 7213    Fax:+852 8312 0248

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed). The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2014 without unreasonable effort or expense. The Registrant was not able to complete its Quarterly Report within the necessary period of time. The Registrant further represents that the Form 10-Q will be filed by no later than February 19, 2015, which is the 5th day following the date on which the Form 10-Q was due.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Dr. Herbert Ying Chiu Lee	+852	8312 7213
_____________________	___________	_____________________
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [  ] NO

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oakridge International Corporation, a Nevada corporation, has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2015	Oakridge International Corporation
a Nevada corporation

By: /s/ Herbert Ying Chiu Lee
_____________________
Herbert Ying Chiu Lee
Its: President